November 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BlackRock Direct Lending Corp. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2026, which was filed with the U.S. Securities and Exchange Commission on November 5, 2026.

Sincerely,

/s/ Erik Cuellar
Chief Financial Officer
BlackRock Direct Lending Corp.

50 Hudson Yards New York NY 10001 | Tel 212-810-5300 | blackrock.com